

June 12, 2015

Via E-mail
Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford; Suite 300
Houston, TX 77079

 Re: CARBO Ceramics Inc.
 Form 10-K for the Year Ended December 31, 2014
 Filed February 26, 2015
 Form 10-Q for the Period Ended March 31, 2015
 Filed April 30, 2015
 Definitive Proxy Statement on Schedule 14A
 Filed April 1, 2015
 File No. 1-15903

Dear Mr. Bautista:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 1. Business, page 1

Production Capacity, page 5

1.   For each of your plants and mines please disclose the production capacity and utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Raw Materials, page 6

2.   Please disclose your silica sand reserves pursuant to Item 102 of Regulation S-K.

Consolidated Financial Statements, page F-4

Consolidated Statements of Cash Flows, page F-8

3.   We note that you incurred $161 million of capital expenditures during 2014. Please
      reconcile this amount with the related changes noted in your consolidated balance sheets.

1. Significant Accounting Policies, page F-9

4.   We note that you had $109 million of construction in progress as of both December 31,
      2013 and 2014. Please tell us, and revise to disclose, what these amounts specifically
      relate to as of each balance sheet date and as of March 28, 2015. As a related matter,
      please tell us the extent to which (if any) construction in progress includes costs
      associated with the resin coating plant in Marshfield, Wisconsin that you decided not to
      move forward with during 2014 or the second production line in Millen, Georgia that you
      temporarily suspended. If these assets are not included in construction in progress, please
      tell us where they are recorded, their carrying values, and any related depreciation
      expense you recorded during the periods presented.

Form 10-Q for the Period Ended March 31, 2015

Consolidated Financial Statements, page 3

General

5.   You disclose on page 13 that you recognized at least $6 million in severance costs during
      the period ended March 28, 2015. Please describe to us the nature and extent of any
      workforce reduction actions undertaken during the quarter and tell us how you considered
      providing the disclosures required by ASC 420-10-50.

Basis of Presentation, page 7

6.   We note your disclosure on page 12 that you changed your accounting policy regarding
      overhead costs for inventory. Please revise your financial statement footnotes to more
      fully explain your change in accounting policy and the impact it had on your financial
      statements during the period presented. Please refer to ASC 270-10-45-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
11

Industry Conditions, page 11

7.   Please quantify and discuss changes in rig counts and oil prices during each period
      presented.

8.   You disclose on page 11 that you will recognize a non-cash gain upon substantial liquidation of your China entity. Please tell us and more clearly disclose the extent to which you plan to sell or abandon assets as of March 28, 2015.

Critical Accounting Policies, page 12

9.   Please revise your critical accounting policy for derivative instruments to disclose any significant assumptions you used to determine the fair value of your natural gas contracts, including a sensitivity analysis addressing how changes could impact your financial statements in future periods. Please also quantify and discuss changes in natural gas prices during each period presented.

10.   We note that you mothballed your plant in China during the first quarter of 2015 and do not expect to resume operations at this facility in the foreseeable future. We also note that you idled production and mothballed your manufacturing plant in McIntyre, Georgia and you indicate, on page 11, that you may further reduce operations at your active manufacturing facilities. Please tell us and revise your critical accounting policies for property, plant and equipment to address the following as of the most recent period presented:

- Disclose the carrying values of assets associated with idled and/or suspended facilities (including buildings, machinery, equipment, etc.);

- Disclose your depreciation policy for idled/suspended assets. To the extent that depreciation has been halted, quantify the amount of depreciation that was not recorded during each period presented; and

- Explain how you evaluated assets associated with idled/suspended facilities for impairment. Your discussion should describe the most significant assumptions used in your impairment analysis and include a sensitivity assessment addressing how changes in those assumptions could impact your financial statements in future periods. Please refer to ASC 360-10-35-21.

11.   During the fourth quarter of 2014 and the first quarter of 2015, your business encountered significant market challenges that led you to impair assets and take various cash preservation and cost cutting measures such as idling facilities, reducing the size of your workforce, and reducing quarterly dividend payments. You disclose on page 14 that the timing and magnitude of an industry recovery is uncertain. Please tell us how you considered ASC 350-20-35-30 in determining the need to perform an interim goodwill impairment test as of March 28, 2015.

Results of Operations, page 13

12.   Please tell us and disclose the specific types of inventory that were written down to lower market prices. Please also explain, either here or under critical accounting policies on page 12, how you determined the amount of the adjustment, including any significant

assumptions used to calculate the adjustment. To the extent that the adjustment primarily relates to ceramic proppant, please quantify the dollar value of this inventory as of the most recent balance sheet date and address the potential impact of further price declines subsequent to the balance sheet date.

Liquidity and Capital Resources, page 14

13.   We note that as of April 30, 2015 you have $5 million of availability on your $100 million unsecured line of credit. We also note that you have begun conversations with your bank about potential covenant waivers. If you believe it is reasonably likely that, absent a waiver or amendment to the line of credit, you may violate one or more of your debt covenants, please disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please see Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Definitive Proxy Statement filed April 1, 2015

14.   In future filings, please ensure that you discuss the policies and procedures for review, approval, or ratification of any the type of transaction that would be required to be reported under Item 404(a) of Regulation. This disclosure should be provided even if you have no related party transactions that took place in the prior fiscal year. Please see paragraph 130.06 of the Division's C&DIs regarding Regulation S-K.

Compensation of Executive Officers, page 14

Annual Bonuses, page 15

15.   In future filings, please ensure that you disclose clearly the manner in which you calculated EBIT from your audited financial statements for purposes of your AIA awards. For example, it is unclear what one-time asset write-offs you refer to in the first paragraph on page 16 and how they impact this calculation. Please see Instruction 5 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief